Exhibit 99.1
Qiao Xing Universal Telephone, Inc. to Postpone the Filing of Its
2006 Annual Report on Form 20-F
     BEIJING, June 20 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq: XING) today announces that the Company will need more time than previously estimated to prepare its annual report on Form 20-F for the fiscal year 2006. As Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM), a consolidated subsidiary of XING, has recently become a U.S. listed company which publishes its own financial statements, extra work is required to coordinate between the different auditors, finance teams and audit committees of Qiao Xing Mobile Communication Co., Ltd. and the Company in connection with accounting matters during the preparation of the annual report.
     The delayed filing will have no effect on the published results of Qiao Xing Mobile Communication Co., Ltd.
     While the Company will make its best effort to file the annual report for the year 2006 as soon as possible, in the event the filing cannot be completed by the end of June 2007, the Company will file on Form NT 20-F a notification of inability to timely file the annual report on Form 20-F with the SEC. A copy of the notification will be sent to the NASDAQ, which will automatically grant a 15-day extension without taking any adverse measures against the trading of shares of the Company.
     In any event, the Company will complete its filing of 2006 annual report on Form 20-F on or before July 15, 2007.
     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set-top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-mart. For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Among other things, the outlook for 2007 and quotations from management in this announcement, as well as Qiao Xing Mobile’s strategic and operational plans, contain forward-looking statements. Statements that are not historical facts, including statements about Qiao Xing Mobile’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Mobile does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of June 20, 2007, and Qiao Xing Mobile undertakes no duty to update such information, except as required under applicable law.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-282-0268
Email: rickxiao@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.